445 Park Avenue, Suite 2001
New York, New York 10022

September 22, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Edward M. Kelly

Re:	Trans-Lux Corporation
Registration Statement on Form S-1, as amended
File No. 333-205273

Mr. Kelly:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to September 24, 2015, at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

Sincerely, TRANS-LUX CORPORATION

By:	/s/ Robert J. Conologue
	Name:	Robert J. Conologue
	Title:	Senior Vice President and Chief Financial Officer